Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

FOR INTERNAL USE ONLY / NOT FOR PUBLIC VIEWING OR DISTRIBUTION

Janus Capital Group, Inc. and Henderson Group plc

Announce Recommended Merger of Equals

Manager Talking Points

•                  To recap what was announced this morning, Janus Capital Group, Inc. (“Janus”) and Henderson Group plc (“Henderson”) have reached a definitive agreement for an all-stock “merger of equals”.   (A merger of equals is when two companies of about the same size combine to form a single enterprise.)

•                  The transaction, which has been approved by the Boards of Directors of both companies, will result in the combined group being renamed Janus Henderson Global Investors plc at the closing of the merger.

•                  The combined entity will have AUM of more than U.S.$320 billion and a combined market capitalization of approximately U.S.$6 billion

•                  Janus Henderson Global Investors plc is expected to trade on the New York Stock Exchange (NYSE) and will be jointly led by Co-CEOs: Henderson CEO Andrew Formica and Janus CEO Dick Weil.

•                  The transaction is expected to close the second quarter of 2017, subject to shareholder and regulatory approvals, which means that until that time, we are still separate independent companies.

•                  The combination of these two complementary businesses is expected to create a leading global active asset manager with significant scale, diverse products and investment strategies, and depth in global distribution. The result will be an organization that is well-positioned to better serve clients, gain market share and further enhance shareholder value.

•                  This is a transformational combination for both organizations.  Janus brings a strong platform in the U.S. and Japanese markets, which is complemented by Henderson’s strength in the U.K. and European markets.  Both firms bring a growing Institutional business, which will be further strengthened by the combination.

•                  The complementary nature of the two firms will facilitate a smooth integration and creates an organization with an expanded client-facing team, superior products, greater financial strength and enhanced talent, benefiting clients, shareholders and employees.

•                  Over the next several months, the two companies will work to gain both shareholder and regulatory approval to merge the two companies.

•                  It is our expectation that most Janus and Henderson employees will have a role in the new company following the merger.  As decisions are made, we will communicate with as much notice and transparency as possible.

•                  Departments will communicate what is known about specific plans for respective teams

Q&A’s

Transaction Rationale and Terms

What is the strategic rationale for the merger?

Over the past several years, both Janus and Henderson have each been on a strategic path to expand globally and diversify their product offerings, each from a different geographic vantage point.

This transformational combination roughly doubles the size of each firm and allows both organizations the ability to significantly accelerate their global reach - with a more diverse revenue mix across products, geographies and clients.

The combined organization will be well placed to better serve our clients, create more opportunities for employees and further enhance shareholder value.

What does a “merger of equals” mean?  Why did you choose this structure?

In a merger of equals, two companies of about the same size combine to form a single entity.   In this merger, each share of Janus common stock exchanged for 4.7190 newly issued shares in Henderson. Henderson and Janus shareholders are expected to own approximately 57% and 43% respectively of Janus Henderson Global Investors’ shares on closing, based on the current number of shares outstanding.  Following the closing, Henderson will be renamed Janus Henderson Global Investors and is expected to be listed on the New York Stock Exchange.

We believe a “merger of equals” structure is the right approach because much of the value in Henderson comes from their great people and track records and this structure preserves that value for our shareholders.

Why is this a merger and not an acquisition?

Neither Janus nor Henderson was looking to sell their firm.  Rather, we saw that a combination while keeping both firms intact would make us a much stronger competitor. Janus and Henderson are relatively the same size.  Both companies have been on a strategic path to expand globally and diversify their product offerings, each from a different geographic vantage point.

A merger effectively doubles the size of each firm and accelerates both companies’ strategies for global expansion.  The two companies have highly complementary investment capabilities, geographic footprints and cultures.

The financial strength of the combined organization will allow Janus Henderson Global Investors to further invest in the business to meet the evolving needs of clients.

What is the name of the New Company and how did you decide on the name?

Both firms have strong brands in their respective geographies.  After careful consideration and discussions with both Boards and the new company’s Executive Committee members, it was decided that Janus Henderson Global Investors was the best name for the combined organization.

Where will Janus Henderson Global Investors be headquartered?

Janus Henderson Global Investors will be a truly global company, headquartered in London.  The company will have executive teams and a significant management presence in both Denver and London.  Denver will continue to be an important part of the combined entity, with 50% of pro forma business coming from the U.S.

What is the timeline for completion of the merger?

The merger is expected to close in the second quarter of 2017, subject to shareholder and regulatory approvals.

Organizational Structure and Integration

How long do you expect to continue the Co-CEO structure?

After lengthy discussions, the Board of Directors of each company agreed that having the expertise and strategic vision of two exceptionally talented Co-CEOs was the right course of action.

Dick and Andrew have a shared vision for a global fund management group that has been instrumental in bringing the merger together and they have developed a very close working relationship over the past few months.

This is the result of many meetings and conversations between Janus and Henderson and mutual agreement that this is the best step forward for both organizations.

Having Co-CEOs will also help minimise integration risk, which both have managed successfully in their respective firms.  It will provide enhanced oversight during the integration period.  And in the current environment, there will be a significant amount of work for both CEOs — meeting with clients, employees and shareholders of both respective companies.  The Co-CEO structure will allow greater reach for the combined organization, which Dick and Andrew intend to make the most of in the near-term.

The Co- CEOs and Board of Directors have committed to this structure for at least three years.  At the end of year two, the Board will begin a process to determine the best long-term structure for the future.

If Dick is moving to London, who is in charge of Janus in Denver?

After the close, the Co-CEO’s will jointly run the combined organization in London and Denver, with Bruce Koepfgen overseeing North America from the Denver office.

Who will be on the Executive Committee and the Board of Directors of Janus Henderson Global Investors?

The Board of Directors will comprise equal numbers of Henderson and Janus directors, with Henderson Chairman Richard Gillingwater becoming Chair of the combined Board of Directors and Janus’ Glenn Schafer becoming Deputy Chair.

Janus Henderson Global Investors will be managed by a newly appointed Executive Committee, whose members will report jointly to Co-CEOs Dick Weil and Andrew Formica:

•                  Janus’ Head of Investments, Enrique Chang, will become Global Chief Investment Officer

•                  Henderson’s Global Head of Distribution, Phil Wagstaff, will become Global Head of Distribution

•                  Janus’ President Bruce Koepfgen, will become Head of North America and Head of Integration

•                  Henderson’s Executive Chairman of Pan Asia, Rob Adams, will become Head of Asia Pacific

•                  Janus’ CFO, Jennifer McPeek, will become Chief Operating and Strategy Officer

•                  Henderson’s Chief Financial Officer (CFO), Roger Thompson, will become CFO

•                  Janus’ Chief Compliance Officer, David Kowalski, will become Chief Risk Officer

•                  Henderson’s General Counsel, Jacqui Irvine, will become Group General Counsel and Company Secretary

In addition, on the investment ream, Janus Portfolio Manager and Kapstream Managing Director, Kumar Palghat, will be named Global Head of Fixed Income, with Henderson’s Head of Fixed Income Phil Apel becoming Deputy Head of Fixed Income.  Henderson Head of Equities, Graham Kitchen, will be named Global Head of Equities.  Kumar and Graham will report to Enrique.

On the Distribution team, Janus’ Head of Intermediary Distribution, Drew Elder, will become Head of North America Distribution and have responsibility for all Institutional and Intermediary Distribution, Marketing and Product areas in the region.  Henderson’s Head of EMEA and Latin America Distribution Greg Jones will continue in that capacity for Janus Henderson Global Investors and have responsibility for all Institutional and Intermediary Distribution, Marketing and Product areas in the region.  Drew and Greg will report to Phil.

Henderson Head of Human Resources, Kathleen Reeves (HR) and Janus Head of HR Tiphani Krueger will become Co-Heads of HR and report to CFO Roger Thompson. There are many other leaders from both firms, not yet named, that will help carry the combined organization forward.  As other leadership decisions are made, they will be communicated.

INTECH and Perkins will be unaffected by the merger. INTECH CEO, Adrian Banner, will continue to report to the INTECH Board of Directors and Perkins CEO, Tom Perkins, will continue to report to the Perkins Board of Directors.

Why has only the Executive Committee (ExCo) and limited Investment and Distribution positions been announced?

The process of merging two companies requires significant consultation and consideration.   In choosing the ExCo members, the Board and Co-CEOs considered the strengths of each member of their executive teams and matched these attributes to the requirements of executing the merger and the future success of Janus Henderson Global Investors.

While it was appropriate to determine the structure and composition of the Board and ExCo of Janus Henderson Global Investors, we also believed it was important for clients to have more detail as it relates to the Investment and Distribution teams.  We would like to involve the senior management teams of both organizations and before determining how best to bring the teams together in more detail, and consult employees as appropriate so we can make the best decisions for Janus Henderson Global Investors.

How do you plan to integrate the two organizations?

Teams and plans are in place to methodically deliver the benefits of the combined organization.  Over the next several months the teams will collaborate to leverage the best of both organizations and optimize best practices for the future.

Will any offices be closed?

We have begun analyzing where we have overlap in office locations and how clients can best be served.  Further detail will be shared in the coming weeks, but it is likely that any rationalization of Janus Henderson Global Investors’ combined office locations will occur after the deal’s close.

Will the combined organization move to Janus’ in-sourced operations model or Henderson outsourced operations model?  What impact will there be on existing employees?

We are going to spend the next several months evaluating the pros and cons of each model to determine the best path forward.  Once we have made a preliminary determination on this topic, we will consult with employees as appropriate and communicate about it fully.

Will you be moving toward a global approach to employee remuneration after the close?

Janus and Henderson have a shared philosophy of profit-based remuneration and expect that approach to continue in Janus Henderson Global Investors.  Having evaluated the compensation and benefits plans for both firms, we do not see a material challenge in harmonization, recognizing that the complexity of the organization may necessitate market-based nuances.

What is the impact for Bill Gross?  Is he supportive of this transaction?

Bill will continue to manage the Janus Global Unconstrained Bond Strategy just as he has in the past.  There will be no change to his investment process or philosophy.

Will there be layoffs as a result of the merger?

We expect that most of Janus and Henderson employees will have jobs post-merger.   One of the factors that make this transaction so appealing is the relatively small amount of overlap in product and geographic focus between the two firms.  However, inevitably, there are some areas where there will be duplication of staff and/or functions.  Such duplication is being assessed on a departmental basis and every effort will be made to resolve specific situations as soon as possible.  Specific next steps will be discussed in department meetings.

When will I know if my job is impacted?

At this stage, the only decisions that have been taken relate to ExCo level roles.  Heads of department from both Janus and Henderson will now begin a process of discussion, assessment and consultation to identify how Janus Henderson Global Investors will be structured operationally.

What is Janus’ severance package in the event my position is eliminated after the close?

Janus’ severance package covers one month of salary for every year of service, with a minimum of three to six months depending on position and a maximum of 12 months’ severance pay.  In addition, Janus provides a lump-sum cash payment equal to the terminated employee’s pro-rated bonus for the year of termination, as well as continued benefits for each month of severance.  Any LTI awards (e.g.  equity incentive or mutual fund awards) the employee may hold will be governed by the terms of the applicable plan and award agreement.   .  Finally, Janus provides 2-6 months outplacement benefits depending on career level.

When will other announcements be made? How will I receive information about the changes?

We will provide employees with updates as key decisions are made.

I am a contractor.  What does this mean for me?

We don’t anticipate an immediate impact to contractor roles.  We appreciate that the work you have been hired to do is important to the firm.  Business needs that drive the work done by contractors will be evaluated on an ongoing basis, as they always are.

How does this affect year-end bonuses?

As the merger is not expected to close until 2nd Quarter 2017, the year-end 2016 annual compensation process will proceed as usual.

What will happen to my welfare and retirement/pension benefits?

All benefit plans (including U.S. and International welfare plans, the U.S. 401(k) retirement plan and the international pension schemes0 will continue to be operated in the ordinary course of business through closing.  We will provide more information regarding any changes to benefit plans to occur post-closing during the first quarter of 2017.

What will happen to the Janus equity incentive plans, Janus mutual fund plan and my outstanding awards?

Each employee equity award to receive Janus common stock that is outstanding immediately prior to the merger (whether vested or unvested) will be converted into an equity award to receive a number of Janus Henderson Global Investors plc shares of equal value, and the award will continue to vest and remain outstanding in accordance with the terms of its applicable plan and related award agreement.

Awards with respect to equity interest in INTECH and Perkins, as well as mutual fund unit awards, will not be affected by the merger, and will continue to remain outstanding in accordance with the terms of their applicable plans and award agreements.

Investments

Will Enrique Chang be moving to London after the close?

Enrique will travel between Denver and London as business needs warrant.

What are the key changes in the Investment Teams?

The merger of Janus and Henderson creates a widely diverse company with a truly global product range.   Where Henderson has gaps in its investment strategy offering, Janus has strong capability, and vice versa.  Nevertheless, during the due diligence process, some areas of overlap in our investment teams were identified and we will be working over the coming weeks to delve further into these areas and determine the best approach to assure superior outcomes for our clients.  No decisions will be taken until appropriate consultation is complete.

Where there is duplication of investment products/strategies, what will be done?

Many of the products/strategies offered are complementary and will result in an expansion of our offerings.  However, there is opportunity for consolidation in both our onshore and offshore ranges.  Decisions on how to proceed will be based on a combination of size/scale, performance track record and a plan to offer the most optimal mix of alternatives to meet the needs of new company’s global client base.  All fund decisions are, of course, subject to Trustee approval.

What happens to Janus subsidiaries Perkins and Intech?  What about Velocity Shares?

Intech and Perkins will be unaffected by this transaction.  Intech CEO Adrian Banner will continue to report to the Intech Board of Directors and Perkins CEO, Tom Perkins will continue to report to the Perkins Board of Directors.

Velocity Shares will continue to report to Bruce Koepfgen, in his role as Head of North America for Janus Henderson Global Investors.

How does this impact Kapstream in Australia and the extended Janus Global Macro Fixed Income business in the US?

Under Janus Henderson Global Investors, the Kapstream business in Australia and the Janus Global Macro Fixed Income team in the US (in Newport Beach California) will continue to operate with the same autonomy as they do today, with no change to the firms flagship global absolute return fixed income strategy, nor any other portfolios Kapstream is responsible for. Kapstream will continue to follow the same philosophy and approach that has been in place since the firm’s inception in 2007. Kapstream will, as it has done since becoming involved with Janus in 2015, retain separate branding and identity in Australia.

Will there be any change to Kapstream team roles or responsibilities?

While retaining oversight of Kapstream (and Janus Global Macro Fixed Income), Kumar Palghat will expand his current responsibilities, becoming Head of Global Fixed Income for Janus Henderson Global Investors, effective upon the close of the transaction in the second quarter of 2017. In this capacity he will lead and oversee the broader Janus H fixed income business. Kumar will continue to contribute to Kapstream’s macro investment strategy.

Steve Goldman has played a lead role in managing Kapstream portfolios since joining as a Managing Director in 2010. He will formalize his responsibilities for Kapstream portfolios managed from Sydney, becoming the lead portfolio manager for the Kapstream Absolute Return Income Fund (and associated portfolios). Steve will relinquish a number of his business management responsibilities (to James Bloom) allowing him maximum focus on his investment responsibilities.

Nick Maroutsos, who has lead Kapstream’s and latterly Janus Global Macro Fixed Income’s US business, will continue in this role, assuming lead portfolio manager responsibilities for the Janus Absolute Return Income Fund and other associated portfolios managed from Newport Beach.

No other roles will change.

What happens to the Janus Fundamental Fixed Income team?

After the close of the merger, the Janus Fundamental Fixed Income team will report to Kumar Palghat, the Global Head of Fixed Income for Janus Henderson Global Investors.

Can you tell me more about Henderson?

About Henderson Global Investors

$131 billion in AUM

150 investment strategies

$3.7 billion Market Cap

19 Offices Worldwide

1,077 Global Employees

$341 million annual EBITDA

$248 million annual net income

1. All metrics as of March 31, 2016, unless otherwise noted; $1.411 U.S.D/GBP exchange rate, 2.Morningstar fund map, 3.As of June 14, 2016, 4.As of Dec 31, 2015

Henderson Group is the holding company of the investment management group Henderson Global Investors.  Henderson Group’s principal place of business is in London and since December 2003 has been listed on the London Stock Exchange and Australian Securities Exchange - appearing in the FTSE 250 and ASX 100 indices. Henderson Group has approximately 40,000 shareholders worldwide. Since  October 31, 2008, the Group has been incorporated in Jersey.

Established in 1934 to administer the estates of Alexander Henderson, the first Lord Faringdon, Henderson Global Investors (Henderson) is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and alternative investments. With its principal place of business in London, Henderson is one of Europe’s largest investment managers, with £95.0bn assets under management and employs around 1000 people worldwide (as at June 30, 2016).

In Europe, Henderson has offices in Amsterdam, Edinburgh, Frankfurt, Luxembourg, Madrid, Milan, Paris, Zurich and London. Henderson has had a presence in North America since 1999, when it acquired U.S. real estate investment manager Phoenix Realty Advisers, and has offices in Boston, Chicago and Philadelphia. In Asia, Henderson has offices in New Delhi, Singapore (Asia headquarters), Hong Kong, Tokyo and Beijing as well as in Sydney, Australia.

With investment expertise across every asset class, Henderson’ skillful investment managers invest in every major market around the globe. They are supported by a global team of researchers and economists who have a keen understanding of the economic forces driving the security markets and who undertake rigorous sector and theme analysis. Underpinning this process is a comprehensive risk-control framework to ensure that investment views are translated into portfolios managed in line with investors’ risk and return requirements.

Founded to administer the estates of Alexander Henderson, the first Lord Faringdon, Henderson Global Investors Henderson has been managing investments since 1934 and managing pension funds since 1975. It became a public company in 1983 and in 1992 acquired Touche Remnant from Société Générale, an acquisition that established Henderson as the UK’s leading investment trust manager.

In March 1998, Henderson was acquired by AMP and was subsequently integrated with AMP Asset Management’s operations in the UK and Australasia as Henderson Global Investors.

When AMP demerged in December 2003, the Australian and New Zealand investment management operations were retained by AMP, whilst the UK, European, North American and Asian operations became the HHG Group.

In April 2004, HHG sold its 50% joint venture holding in Virgin Money Group to Virgin Group, the joint venture partner. In April 2005, HHG sold its Life Services business and changed its name to Henderson Group.  In December 2005, Henderson Group entered into an agreement to sell Towry Law UK. The sale was completed in May 2006.  Since 31 October 2008, the Group has been incorporated in Jersey and tax-resident in the Republic of Ireland.  On 9 April 2009 Henderson Group completed the acquisition of UK based New Star Asset Management Group PLC which has increased our UK retail presence.  On 4 April 2011 Henderson Group completed the acquisition of UK based Gartmore Group Limited which reinforces Henderson’ position as a diversified fund management group with product strength in traditional long-only and absolute return offerings.  Henderson Global Investors principal place of business is in London, where Chief Executive Officer Andrew Formica has been at the helm since November 2008.

Where can I find additional information?

In connection with the proposed merger, Janus will file a proxy statement with the SEC.  Shareholders of Janus are urged to read the proxy statement and other relevant materials when they become available because they will contain important information about this transaction.  Shareholders and investors will be able to obtain free copied of the proxy statement and other relevant materials (when they become available) and other documents filed by Janus at the SEC’s website www.sec.gov.  Copies of the proxy statement (when it becomes available) and the filings that will be incorporated by reference therein may also be obtained, without charge, from Janus’ website, www.janus.com under the heading “Investor Relations”, or by contacting Janus’ investor relations department.

* * *

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance.  Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

Participants in the Solicitation

Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.